EXHIBIT 99.1

Statoil ASA: Allocation of Dividend Shares to primary insiders

Reference is made to the announcement by Statoil ASA (the "Company", OSE: STL, NYSE:STO) on 22 September 2016 regarding the participation by the primary insiders in the dividend issues under the scrip dividend programme for first quarter 2016.

Further reference is made to the stock market announcement on 14 December 2016 regarding allocation to primary insiders of shares under the share saving plan.

Details on allocation of the Dividend Shares for the second quarter 2016 are set forth in the overview below.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Name	Title	Dividend Shares allocated to primary insider	Dividend Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Agerup, Wenche	Member of the board of directors	31		2,522		2,522
Bacher, Lars Christian	Executive vice president	251		20,062	4,834	24,896
Bakkerud, Lill Heidi	Member of the board of directors	2	2	171	171	342
Di Valerio, Ingrid E.	Member of the board of directors	43		3,670		3,670
Dodson, Timothy	Executive vice president	358		29,418		29,418
Gjærum, Reidar	Senior vice president	344	5	28,041	422	28,463
Hegge, Hans Jakob	Executive vice president	305	36	25,046	3,144	28,190
Hovden, Magne	Senior vice president	183		15,139		15,139
Klouman, Hans Henrik	Senior vice president	352	14	28,950	1,145	30,095
Knight, John	Executive vice president	1,037		103,808		103,808
Kvelvane, Ørjan	Senior vice president	52		4,505		4,505
Kuburic, Hilde A.G.	Company secretary	19		1,711		1,711
Lægreid, Stig	Member of the board of directors	23		1, 881		1,881
Løseth,Øystein	Chair of the board of Directors	13		1 ,040		1,040
Nilsson, Jannicke	Chief Operating Officer	236		18,977	16,072	35,049
Nylund, Arne Sigve	Executive vice president	141		11,312		11,312
Reitan, Torgrim	Executive vice president	384		30,702	1,574	32,276
Rummelhoff, Irene	Executive vice president	257		21,149	407	21,556
Skeie, Svein	Senior vice president	243	60	19,916	5,063	24,979
Sætre, Eldar	President and Chief Executive vice president	585		47,882		47,882
Økland,Jens	Executive vice president	174		13,937		13,937
Øvrum, Margareth	Executive vice president	524	79	42,666	6,561	49,227

Attachments:

http://www.globenewswire.com/NewsRoom/AttachmentNg/e351680b-5db3-4c6c-952b-8bf0820451ba

Peter Hutton, SVP Investor Relations,
mbl: +44 7881 918 792

Morten Sven Johannessen, VP Investor Relations USA,
mbl +1 203 570 2524